

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2020

Via E-mail

Toshiro Mochizuki, Esq.
Shearman & Sterling LLP
Fukoku Seimei Building, 9th Floor
2-2-2 Uchisaiwaicho
Chiyoda-ku, Tokyo 100-0011, Japan

> **Re:** **LINE Corporation**
> **Amendment No. 1 to Schedule 14D-9 filed May 27, 2020**
> **File No. 005-89859**

Dear Mr. Mochizuki:

The staff in the Office of Mergers and Acquisitions has reviewed your filing. We have the comments set forth below.

The Solicitation or Recommendation, page 7

1. Refer to comment 2 in our prior letter dated June 5, 2020. The language cited in that comment and revised in the fairness determination section of your filing remains unchanged in other parts of the document. Please revise to make corresponding edits wherever the "can be seen as having secured fairness" remains in the disclosure document. Alternatively, explain why the Committee structured its recommendation in this way and the reason for the apparent uncertainty. For example, did the Committee take the position that alternative conclusions could be reached?

Background of the Offers and Transactions, page 7

2. We note your revised disclosure on page 15 that LINE's senior management believed "it was unlikely that a business combination could be consummated" with any other candidates at that time. Please revise to explain here the basis for management's view.

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Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions